FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             DATED FEBRUARY 7, 2002

                                ASE Test Limited
             (Exact name of Registrant as specified in its charter)

                              -------------------

                              10 West Fifth Street
                         Nantze Export Processing Zone
                               Kaoshiung, Taiwan
                               Republic of China
                    (Address of principal executive offices)

                              -------------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        FORM 20-F  X           FORM 40-F
                                  ---                    ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                YES            NO  X
                                    ---           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable
                                   --------------

                           INCORPORATION BY REFERENCE

This Form 6-K is deemed incorporated by reference to the registrant's registration statement on Form F-3 (Registration Number 333-12150), as declared effective by the Commission on July 13, 2000, and the related prospectus filed pursuant to Rule 424(b)(3) on July 20, 2000.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              ASE TEST LIMITED


Dated: February 7, 2002                       By: /s/ Jeffrey Chen
                                                 -----------------------
                                              Name:    Jeffrey Chen
                                              Title:   Chief Financial Officer

ASE TEST LIMITED                                               February 7, 2002
FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel.   886-2-8780-5489                 Mobile   886-920-189-608
Fax.   886-2-2757-6121                 email:   jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel.   1-408-567-4383                  email:   rwei@iselabs.com

Thomson Financial/Carson:
In Asia Pacific:                       In the US:
Mylene Kok                             Daniel Loh
65-879-9881; mylene.kok@tfn.com.sg     1-212-701-1998; dan.loh@tfn.com
-------------------------------------------------------------------------------

 ASE Test Limited & Subsidiaries Announce Fourth-Quarter and Full-Year Results
                    for the Period Ended December 31, 2001


Taipei, Taiwan, February 7, 2002 -- ASE Test Limited (Nasdaq : ASTSF), the world's largest independent provider of semiconductor test services, today announced a fourth-quarter fully diluted loss (US GAAP) of $0.14 per share, down from earnings of $0.26 per share in the year-ago period but up from a loss of $0.23 per share in the third quarter. Under Taiwan GAAP, ASE Test reported a fully diluted fourth-quarter loss of $0.16 per share, down from 4Q00 earnings of $0.29 per share but up from a loss of $0.22 per share in 3Q01. The fourth-quarter net loss amounted to $13.6 million under US GAAP and $15.4 million under Taiwan GAAP.

For the full year, the Company announced a fully diluted loss (US GAAP) of $0.49 per share, down from earnings of $1.09 per share in 2000. Under Taiwan GAAP, the Company reported fully diluted loss of $0.48 per share, down from earnings of $1.16 per share. The net loss totaled $47 million under US GAAP and $46 million under Taiwan GAAP.

4Q01 Results:

Revenues
--------

Net revenues in the quarter totaled $67.4 million, down 46% from the fourth quarter of 2000 but up 11% sequentially. Both lower unit volumes and lower unit prices contributed to the year-over-year revenue decline. The sequential improvement, however, primarily reflected an increase in unit volumes. Test revenues accounted for 74% of total revenues during the quarter; assembly revenues made up the remaining 26%.

Test revenues, at $49.6 million, contracted 45% year-over-year but expanded by 13% sequentially (see table below). The sequential growth in test revenues was the first since 4Q00; it was lead by a strong performance in the final testing of logic and mixed-signal ICs.

------------------------- ------------------------- -------------------------
Test Breakdown               Sequential Revenue      Percent of Test Revenues
                                   Change
------------------------- ------------------------- -------------------------
Final Test--Logic                    23%                       77%
------------------------- ------------------------- -------------------------
Engineering                         -23%                       11%
------------------------- ------------------------- -------------------------
Wafer Sort & Other                    1%                        10%
------------------------- ------------------------- -------------------------
Hardware                             -2%                        1%
------------------------- ------------------------- -------------------------
Final Test--Memory                   -5%                        1%
------------------------- ------------------------- -------------------------
Total Test                           13%                      100%
------------------------- ------------------------- -------------------------

Assembly revenues, at $17.8 million, declined 48% year-over-yeat but increased 8% sequentially (see table below). The sequential improvement represented the second consecutive quarter of growth in assembly revenues. It was driven by a 14% increase in total pin count and offset by a 5% decline in average revenue per pin. By package type, the Company achieved sequential revenue growth in all package types during the quarter except TQFP/LQFP.

------------------------------ ------------------------- ---------------------
Assembly Breakdown                Sequential Revenue       Percent of Assembly
                                        Change                   Revenues
------------------------------ ------------------------- ---------------------
BGA                                       4%                        25%
------------------------------ ------------------------- ---------------------
TQFP/LQFP                                -2%                        20%
------------------------------ ------------------------- ---------------------
PDIP                                      4%                        19%
------------------------------ ------------------------- ---------------------
QFP/MQFP/PQFP                            28%                        19%
------------------------------ ------------------------- ---------------------
PLCC                                      6%                        13%
------------------------------ ------------------------- ---------------------
SOP/SOJ/SSOP&TSOP/Other                   2%                         4%
------------------------------ ------------------------- ---------------------
Total Assembly                            8%                       100%
------------------------------ ------------------------- ---------------------

The Company's top customers in the fourth quarter included Agilent Technologies, Altera, ATI Technology, Atmel, Conexant, ESS Technology, Genesis Microchip, LSI Logic, Marvell, Motorola, NVidia, Oak Technology, Qualcomm, 3Com, and VIA Technologies. Customer concentration moderated slightly during the quarter, with the top five customers accounting for 35% of total revenues in Q4 versus 37% in Q3.

The Company experienced revenue growth in all end markets in Q4, with the strongest growth coming in the consumer/automotive sector (up 17%), followed by the industrial (up 11%), communications (up 10%), and PC (up 8%) sectors. ASE Test's revenues by end-market segment for Q1 through Q4 are as follows:

-------------------------------------------------------------------------------
                                1Q01         2Q01         3Q01         4Q01
-------------------------------------------------------------------------------
Consumer & Automotive            29%          28%          31%          33%
-------------------------------------------------------------------------------
Communications                   32%          34%          30%          29%
-------------------------------------------------------------------------------
Computers                        28%          29%          30%          29%
-------------------------------------------------------------------------------
Industrial                        8%           7%           7%           7%
-------------------------------------------------------------------------------
Other                             3%           2%           2%           2%
-------------------------------------------------------------------------------

Expenses
--------

Cost of revenues (COR) in Q4 totaled $66.5 million, down 13% from 4Q00 and up 8% from the 3Q01 level. The year-over-year improvement was primarily due to lower material costs reflecting lower unit volumes and lower unit costs, as well as cost savings in salaries and benefits and other factory expenses. The sequential increase in COR, however, mainly reflected increases in raw material costs, depreciation, and factory supplies. The depreciation component ($33 million) of COR represented 49.3% of revenues in Q4, compared with 25.6% of revenues in 4Q00 and 53.0% in 3Q01.

Overall gross margin in the quarter equaled 1.3%, a decline from 38.7% in the year-ago quarter and a modest improvement from negative 2.2% in 3Q01. By segment, gross margin for the test business was in the negative low-single-digit range, compared with the mid-40% area in 4Q00 and the negative mid-single-digit vicinity in 3Q01. In contrast, gross margin for the assembly segment was in the high-single-digit range, versus the mid-20% range in 4Q00 and low-single-digit range in 3Q01.

Operating expenses (R&D and SG&A expenses) fell by 27% from the year-ago period but rose 3% sequentially. About half of the year-over-year reduction was achieved through reduced salaries and benefits. Sequentially, most of the increase was in R&D-related activities; SG&A expenses were flat. Total headcount at the end of Q4 inched up 2% from Q3 but was still 14% lower than at the end of 2000. Goodwill expense, a component of SG&A expenses, totaled $1.88 million during the quarter.

In Q4, the Company adopted SFAS No. 13 with regard to certain of its rental agreements. As a result, the Company recognized a non-cash expense of approximately $1.3 million to account for future rent increases related to its building leases in California. About 71% of this non-cash expense was apportioned to the cost of revenues and the rest was allocated to operating expenses.

As a percent of revenues, operating expenses of 20.5% in Q4 compare with 15.2% in the year-ago period and 22.1% in Q3. Reflecting the modestly higher gross margin and lower operating expense percentage in Q4, operating margin in the quarter was a negative 19.2%, up from a negative 24.3% in 3Q01. By contrast, the Company's operating margin in 4Q00 was 23.5%.

Net non-operating expenses totaled $3.0 million in Q4, compared with non-operating income of $1.6 million in 4Q00 and non-operating expenses of $6.9 million in Q3. Investment losses, arising from the Company's equity ownership in affiliated companies, narrowed from $3.2 million in Q3 to $0.5 million in Q4. By contrast, the Company recognized investment income of $4.4 million in 4Q00.

Earnings
--------

A net loss under US GAAP of $13.6 million in 4Q01 compared with net income of $25.5 million in the year-ago period and a net loss of $22.5 million in 3Q01. The net loss under Taiwan GAAP, meanwhile, was $15.4 million, versus net income of $28.1 million in the year-ago period and a net loss of $20.8 million in 3Q01. In the Taiwan GAAP to US GAAP reconciliation, the Company recognized a positive adjustment of $2.8 million to reverse the excess accrual of compensation costs in previous quarters.

Fully diluted EPS under US GAAP was a loss of $0.14, down from earnings of $0.26 a year ago but up from a loss of $0.23 in the third quarter. Fully diluted EPS under Taiwan GAAP amounted to a loss of $0.16, down from earnings of $0.29 in 4Q00 but up from a loss of $0.22 in 3Q01.

Gross cash earnings (US GAAP net income plus depreciation and amortization) in Q4 totaled $23 million, down from $62 million in 4Q00 but up from $13 million in Q3. EBITDA in Q4 totaled $26 million ($0.27 per diluted share), compared with $68 million ($0.71 per diluted share) in the year-ago period and $22 million ($0.23 per diluted share) in Q3.

Balance Sheet
-------------

At the end of the quarter, ASE Test had $138 million in cash and $172 million in unused lines of credit. Total debt of $279 million, comprised of $29 million in short-term debt and $250 million in long-term debt and convertible bonds, declined slightly from the end of Q3. The Company's current ratio at the end of Q4 was 2.31, and its debt-to-equity ratio was 0.47. Interest coverage was 5.9 times.

Capital Expenditures
--------------------

In Q4, the Company spent $41 million on fixed assets, with $25 million on test equipment, $1 million on assembly equipment, $14 million on buildings, and $1 million on IT and infrastructure projects. At the end of the quarter, the Company had 680 testers and 416 wirebonders installed.

Subsequent Event
----------------

In January 2002, the Company purchased the remaining 20% of majority-owned subsidiary ISE Labs from its minority shareholders for $50 million. Following the purchase, ISE Labs became a wholly owned subsidiary.

2001 Results:
------------

ASE Test's 2001 net revenues totaled $298 million, a drop of 32% from $440 million in 2000. The decrease was driven by both lower volumes and lower unit prices in the midst of a 32% decline in the worldwide semiconductor industry revenues. Test revenues contracted by 29% and represented 75% of total revenues; assembly revenues fell by 39% and accounted for 25% of total revenues.

The Company's top customers in 2001 included Agilent Technologies, Altera, ATI Technology, Cirrus Logic, Conexant, ESS Technology, Genesis Microchip, LSI Logic, Marvell, Motorola, NVidia, Oak Technology, ON Semiconductor, Qualcomm, and VIA Technologies.

By end market, the Company derived approximately 32% of its revenues from the communications sector, 30% from the consumer/automotive sector, 29% from the PC sector, 7% from the industrial sector, and 2% from others.

The Company's gross and operating margins in 2001 fell to 11.1% and negative 7.4%, respectively, from 40.1% and 26.1% in 2000, as a result of the combined impact of lower revenues and higher depreciation expense, which resulted from its fixed asset investments.

For 2001, fully diluted EPS under US GAAP was a loss of $0.49, down from earnings of $1.09 a year ago. Fully diluted EPS under Taiwan GAAP amounted to a loss of $0.48, down from earnings of $1.16 in 2000.

Gross cash earnings (US GAAP net income plus depreciation and amortization) in 2001 totaled $97 million, down from $220 million in 2000. EBITDA totaled $129 million ($1.36 per diluted share), compared with $237 million ($2.55 per diluted share) in the year-ago period.

The Company's capital expenditure in 2001 totaled $104 million, with $68 million on test equipment, $7 million on assembly equipment, $26 million on buildings, and $3 million on IT and infrastructure projects.

Business Outlook:
----------------

"Our Q4 results exceeded our initial expectation for the quarter," commented Dr. David Pan, President of the Company. "We saw strength from customers serving a wide range of end markets, particularly customers focusing on the consumer electronic market. Demand for our more advanced tester platforms was strong. Consequently, pricing pressure lessened in Q4 compared to the first three quarters of the year, and our equipment utilization rate improved sequentially from the low 40%-range to the high-40% range.

"As we have indicated previously, we believe 3Q01 represented a bottom in our business. We are encouraged that several high-profile IDMs have given general indications that they would like to outsource more of their semiconductor manufacturing activities to outside service providers. IDM customers accounted for about 30%-40% of our revenues in 2001. We believe that, given our strong test service capabilities, advanced tester platforms, large installed base, and strategic geographic locations, we are very well positioned to benefit from the expected increase in levels of outsourcing in the semiconductor industry. As we look forward to a new year, we also believe that our business should be back on the growth track again."

Jeffrey Chen, the Company's Chief Financial Officer, made the following comments: "Despite our losses in Q4, we continued to generate positive cash flow from our operations. Our gross cash earnings increased by $10 million in Q4 and our EBITDA earnings showed a similar magnitude of improvement. Our capital expenditure in 2001 was almost entirely funded by our cash flow from operations.

"Going forward, we expect our Q1 revenues to be flat sequentially, compared with a 10%-15% decline that we have seen historically for back-end service providers. With flat revenues, we believe that our Q1 gross and operating margins should be similar to our Q4 gross and operating margins."

Non-Operating Items and US GAAP Adjustment
------------------------------------------

The Company estimates its investment loss in Q1 to be slightly over $4 million, due to continuing weakness in affiliated companies.

Beginning in 2002, the Company will adopt FASB rule 142 with regard to its goodwill assets. It will continue to amortize its goodwill assets under Taiwan GAAP reporting and make a positive adjustment of approximately $2.5 million per quarter in its US GAAP adjustment. Additionally, the Company expects to accrue approximately $1.4 million in the compensation component of its US GAAP adjustment.

Capital Expenditures
--------------------

Currently the Company estimates its 2002 capital spending at about $120 million. This level of spending will be adjusted based on actual business conditions.

                                ASE Test Limited
                       Consolidated Statements of Income
             (US$ thousands, except percentages and per share data)
                                  (unaudited)


                                                  For the Twelve Months           For the Three Months
                                                    Ended December 31              Ended December 31
                                                 ------------------------       -----------------------

ROC GAAP:                                           2000            2001           2000            2001
                                                    ----            ----           ----            ----
Net revenues                                     $440,285        $298,446       $124,669        $67,406
Cost of revenues                                  263,513         265,251         76,430         66,525
                                                 --------        --------       --------        -------
Gross profit                                      176,772          33,195         48,239            881
Operating expenses
   R&D                                             12,059          14,397          3,583          3,882
   SG&A                                            49,861          40,831         15,374          9,966
   Subtotal                                        61,920          55,228         18,957         13,848
                                                 --------        --------       --------       --------
Operating income                                  114,852        (22,033)         29,282       (12,967)
Non-operating expense (income)                      1,209          19,731        (1,556)          2,997
                                                 --------        --------       --------       --------
Income before tax and minority interest           113,643        (41,764)         30,838       (15,964)
Income tax expense (benefit)                        2,197           6,522          1,945            975
Loss from discontinued operation                      758               0            159              0
Minority interest                                   3,493         (2,527)            638        (1,574)
                                                 --------       ---------       --------      ---------
Net income (ROC GAAP)                            $107,195       $(45,759)        $28,097      $(15,365)
                                                 ========       =========       ========      =========
Net income (US GAAP)                             $101,173       $(46,791)        $25,494      $(13,647)
                                                 ========       =========       ========      =========
Fully diluted EPS (ROC GAAP)                        $1.16         $(0.48)          $0.29        $(0.16)
Fully diluted EPS (US GAAP)                         $1.09         $(0.49)          $0.26        $(0.14)

Margin Analysis:
Gross margin                                        40.1%           11.1%          38.7%           1.3%
Operating margin                                    26.1%           -7.4%          23.5%         -19.2%
Net margin (ROC GAAP)                               24.3%          -15.3%          22.5%         -22.8%
Net margin (US GAAP)                                23.0%          -15.7%          20.4%         -20.2%

Additional Data:
Testing revenue                                  $316,158        $223,173        $90,511        $49,642
Assembly revenue                                  124,127          75,273         34,158         17,763
As % of Total Revenues
   Testing                                            72%             75%            73%            74%
   Assembly                                           28%             25%            27%            26%

Net income before amortization expense           $108,349       $(39,018)        $27,320      $(11,703)
(US GAAP)
EBITDA                                            236,549         128,692         67,876         25,738
Interest expense                                   20,575          19,029          4,964          4,359
Shares outstanding                             91,425,691      96,647,199     91,425,691     96,647,199
Shares used in fully diluted EPS calculation   92,673,040      94,921,412     96,252,535     96,485,193

                                                  For the Three Months        For the Three Months
                                                  Ended September 30, 2001    Ended December 31, 2001
                                                  ------------------------    -----------------------
ROC GAAP:
Net revenues                                                  $60,527                  $67,406
Cost of revenues                                               61,868                   66,525
                                                             --------                 --------
Gross profit                                                  (1,341)                      881
Operating expense
   R&D                                                          3,455                    3,882
   SG&A                                                         9,939                    9,966
   Subtotal                                                    13,395                   13,848
                                                             --------                 --------
Operating income                                             (14,736)                 (12,967)
Non-operating expense (income)                                  6,918                    2,997
                                                             --------                 --------
Income before tax and minority interest                      (21,654)                 (15,964)
Income tax expense                                                202                      975
Minority interest                                             (1,008)                  (1,574)
                                                            ---------                ---------
Net income (ROC GAAP)                                       $(20,848)                $(15,365)
                                                            =========                =========
Net income (U.S. GAAP)                                      $(22,498)                $(13,647)
                                                            =========                =========
Fully diluted EPS (ROC GAAP)                                  $(0.22)                  $(0.16)
Fully diluted EPS (US GAAP)                                   $(0.23)                  $(0.14)

Margin Analysis:
Gross margin                                                    -2.2%                     1.3%
Operating margin                                               -24.3%                   -19.2%
Net margin (ROC GAAP)                                          -34.4%                   -22.8%
Net margin (US GAAP)                                           -37.2%                   -20.2%

Additional Data:
Testing revenue                                               $44,072                  $49,642
Assembly revenue                                               16,455                   17,763
As % of Total Revenues
   Testing                                                        73%                      74%
   Assembly                                                       27%                      26%

Net income before amortization expense (US GAAP)            $(20,583)                $(11,703)
EBITDA                                                         21,810                   25,738
Interest expense                                                4,687                    4,359
Shares outstanding                                         96,431,019               96,647,199

                                ASE Test Limited
                           Consolidated Balance Sheet
                            As of December 31, 2001
                                (US$ thousands)
                                  (unaudited)

Cash and cash equivalents         $137,842    Short-term borrowings                           $9,946
Accounts receivable                 41,759    Accounts payable                                12,064
Inventories                         13,439    Payable for fixed assets                        28,636
Other current assets                25,683    Current portion of LT debt                      19,305
                                   -------    Other current liabilities                       24,671
Total current assets               218,722                                                    ------
                                              Total current liabilities                       94,622

Long-term investments               95,042    Long-term debt                                  63,022
Fixed assets                       586,557    Convertible bonds                              186,812
Goodwill                            53,470    Other liabilities                               29,807
Other assets                        17,994                                                   -------
                                   -------    Total liabilities                              374,263
Total assets                      $971,785    Shareholders' equity                           597,523
                                  ========                                                   -------
                                              Total liabilities & shareholders' equity      $971,785
                                                                                            ========

ASE Test Limited is the world's largest independent provider of semiconductor testing services. ASE Test provides customers with a complete range of semiconductor testing service, including front-end engineering testing, wafer probing, final production testing of packaged semiconductors and other test-related services. ASE Test has been quoted on Nasdaq since 1996 under the symbol "ASTSF".

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry, demand for the outsourced semiconductor testing and assembly services we offer and for such outsourced services generally, our ability to maintain a high capacity utilization rate relative to our fixed costs, competition in our industry, and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on June 28, 2001.